UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated March 30, 2011: DryShips Inc. Reports Financial and Operating Results for the Fourth Quarter 2010.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER 2010

March 30, 2011, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., of off-shore contract drilling oil services, today announced its unaudited financial and operating results for the fourth quarter and year ended December 31, 2010.

Fourth quarter 2010 Financial Highlights

➢

For the fourth quarter of 2010, the Company reported net income of $99.7 million, or $0.31 basic and $0.29 diluted earnings per share. Included in the fourth quarter 2010 results are various items, totaling $16.7 million, or $0.06 per share which are described below. Excluding these items, net income would have amounted to $83.0 million or $0.25 basic and $0.24 diluted earnings per share.

o

Included in the fourth quarter 2010 results are non-cash amortization of debt issuance costs, including those relating to our convertible senior notes, totaling $10.2 million, or $0.03 per share.

o

Included in the fourth quarter 2010 results are gains incurred on our interest rate swaps, amounting to $26.9 million, or $0.09 per share.

➢

Basic earnings per share for the fourth quarter of 2010 includes a reduction to net income amounting to $3.8 million relating to the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, which reduces the income available to common shareholders.

➢

The Company reported adjusted EBITDA of $129.3 million for the fourth quarter of 2010.1

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report another solid quarter of operating results and the successful achievement of a number of milestones that were initiated over the last two years. Most of these positive developments stem from the offshore drilling segment as we have successfully concluded two vital financings. The restructuring of the Deutsche Bank led facility for newbuilding drillship Ocean Rig Poseidon allows for immediate drawdown and signifies the support of our bankers and the benefits of our commercial decision to charter the Ocean Rig Poseidon to Petrobras. We were also able to achieve competitive financing terms in a challenging market with the new $800 million facility led by Nordea and ABN-AMRO. Giving effect to the drawdown of these two facilities along with cash on hand we will have secured financing for all of our four drillships while the Ocean Rig Mykonos facility also remains available for drawdown. We are now focused on taking delivery of the remaining drillships and ensuring drilling operations start at the earliest. We remain committed to registering the Ocean Rig shares on an exchange at the earliest and to build Ocean Rig into a competitive player in the ultra deepwater sector.

We are pleased with our decision to make a counter cyclical investment and seize the opportunity to purchase a high specification fleet of sister tankers from a top quality yard. The tanker market has again proved to be as unpredictable as ever due to the fallout of the Libyan conflict. The short term impact has been an increase in tonne-mile demand as longer-haul sources replace Libyan oil in Europe. We remain committed to placing the Company’s tanker interests in a standalone entity at the right time.

As we move through 2011, we are seeing increasingly attractive opportunities to purchase drybulk carriers and renew and/or grow our fleet. Our strategy remains opportunistic in this sector.”

Financial Review: 2010 Fourth quarter

The Company recorded net income of $99.7 million, or $0.31 basic and $0.29 diluted earnings per share, for the three-month period ended December 31, 2010, as compared to a net income of $9.6 million, or $0.02 basic and diluted earnings per share, for the three-month period ended December 31, 2009. Adjusted EBITDA, which is defined and reconciled to net income later in this press release, was $129.3 million for the fourth quarter of 2010 as compared to $76.7 million for the same period in 2009.

Included in the fourth quarter 2010 results are various items totaling $16.7 million, or $0.06 per share, which are described at the beginning of this press release. Excluding these items, our adjusted net income would have amounted to $83.0 million, or $0.25 per share.

Basic earnings per share for the fourth quarter of 2010 includes a reduction to net income amounting to $3.8 million relating to the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $5.3 million to $106.7 million for the three-month period ended December 31, 2010, as compared to $112.0 million for the three-month period ended December 31, 2009. For the offshore drilling segment, revenues from drilling contracts increased by $25.2 million to $102.3 million for the three-month period ended December 31, 2010 as compared to $77.1 million for the same period in 2009.

Total vessel and rig operating expenses increased by $6.5 million to $52.0 million for the three-month period ended December 31, 2010, as compared to $45.5 million for the three-month period ended December 31, 2009, while total depreciation and amortization decreased by $3.2 million to $46.9 million for the three-month period ended December 31, 2010 as compared to $50.1 million for the three-month period ended December 31, 2009. Total general and administrative expenses increased to $25.2 million in the fourth quarter of 2010 from $24.5 million during the comparative period in 2009.

Financing Developments

New $800 million Syndicated Secured Term Loan Facility

On March 25, 2011, the Company received signed commitments from all the lenders participating in a new $800 million syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and Olympia. This facility has a 5 year term and 12 year repayment profile, and bears interest at LIBOR plus a margin.

This new facility is subject to completion of definitive documentation, which the Company expects to occur in the coming weeks. The Lead Arrangers are Nordea Bank and ABN AMRO. Also participating in this financing is Garanti-Instituttet for Eksportkreditt (GIEK), Norway’s export credit agency, DVB Bank, Deutsche Bank and National Bank of Greece.

The Company intends to use a portion of the new facility to prepay its $325 million Bridge Loan Facility with Deutsche Bank.

Restructuring of $1.1 billion Secured Term Loan Facility

On March 28, 2011, the Company received signed consents from all participating lenders to restructure the $1.1 billion secured term loan facilities led by Deutsche Bank.

The main terms of the restructuring are as follows:

•

The maximum amount permitted to be drawn is reduced from $562 million to $495 million under each facility.

•

In addition to the Dryships Guarantee, the Company’s majority-owned subsidiary, Ocean Rig UDW Inc., will provide an unlimited recourse guarantee and will be subject to certain financial covenants that will apply quarterly.

•

Full draw downs (up to a total of $495 million) will be permitted for the Ocean Rig Poseidon based upon the fixture of the drillship under its drilling contract with Petrobras, and cash collateral deposited for this vessel will be released.

•

For the Ocean Rig Mykonos, the Company will have up to one month prior to delivery (scheduled for September 2011) to execute an acceptable drilling contract in order to draw down the loan.

This restructuring is subject to completion of definitive documentation, which the Company expects to occur in the coming weeks.

New $70 million Secured Term Loan Facility

On February 7, 2011, the Company executed definitive documentation for a $70 million secured term loan facility with an international lender to partially finance the construction costs of the newbuilding tankers, Saga and Villamoura. This facility has a 5 year term and a 15 year repayment profile, and bears interest at LIBOR plus a margin. As of March 30, 2011, the Company has drawn the full amount available under this facility.

New $32.3 million Secured Term Loan Facility

On March 30, 2011, the Company received a firm commitment from an international lender for a $32.3 million secured term loan facility to partially finance the construction cost of the newbuilding tanker, Daytona, which is scheduled to be delivered in May 2011. This facility has a 6 year term and a 15 year repayment profile, and bears interest at LIBOR plus a margin. This facility is subject to completion of definitive documentation, which the Company expects to occur in the coming weeks.

Selected Recent Developments

•

On November 23, 2010, the Company announced it has entered into an agreement with a major South Korean shipyard for the option to construct up to four ultra deepwater drillships. The new orders would be sisterships of the drillships under construction with further upgrades to the specifications. Each of the four options can be declared within twelve months of the agreement, with deliveries ranging from 2013 until 2014. The total project cost is estimated to be about $600 million per drillship excluding financing costs. The agreement includes a non-refundable slot reservation fee of $24.8million per drillship that will be applied to the drillship contract price if the options are exercised. The option agreement was novated to Ocean Rig UDW in December 2010 at a cost of $99.0 million.

•

In January 2011, the Company entered into firm contracts with Cairn Energy PLC for the Leiv Eiriksson and the Ocean Rig Corcovado, and with Petrobras Tanzania for the Ocean Rig Poseidon.

•

On December 21, 2010, Ocean Rig UDW closed its offering by way of a private placement of shares in the Norwegian market with total gross proceeds of $500 million, with DryShips retaining 78% of Ocean Rig UDW. As noted above, as part of this transaction Ocean Rig UDW acquired at cost the drillship options held by DryShips.

•

On December 23, 2010, the Company entered into direct agreements with a first class Korean shipyard to purchase twelve high specification newbuilding tankers at a total purchase price of $770 million, including over $3 million per vessel in extra items. The delivery installments for these contracts approximate 70% of each vessel’s price.

•

On January 3, 2011, the Company took delivery of its newbuilding drillship Ocean Rig Corcovado (Hull 1837).

•

On January 18, 2011, the Company took delivery of its newbuilding Aframax tanker, Saga.

•

On March 17, 2011, the Company’s vessel, MV OLIVA, was reported to have run aground in a group of islands in the South Atlantic Ocean. Salvors report that there are no salvage prospects for the vessel or the cargo. We expect that all losses will be covered by insurance.

•

On March 23, 2011, the Company took delivery of its newbuilding Suezmax tanker, Vilamoura.

•

On March 30, 2011, the Company took delivery of its second newbuilding drillship Ocean Rig Olympia (Hull 1838).

•

In March 2011, A U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Company’s vessel, M/V Capitola, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel.  The court applied a fine of approximately $2.5 million and instructed Cardiff to implement an Environmental Compliance Plan, or ECP, which the vessels’ current operator, TMS Bulkers, will carry out.

•

Three of the Company’s drybulk carriers are chartered to Korea Lines Corporation (KLC). As of February 16, 2011, KLC entered into a rehabilitation proceeding under the protection of the Korean Courts. The Company reached an agreement with the receivers of KLC to restructure the charters at a base rate plus a profit share component. The agreement requires that a certain portion of outstanding hire be paid in full with the remaining amount to be filed as an unsecured claim, the satisfaction of which will be subject to the rehabilitation proceedings in the Korean Bankruptcy Courts.

Fleet List

The table below describes our drybulk and tanker fleet profile as of March 29, 2011

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Dry fleet

Capesize:
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	Spot	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	Spot

Panamax:
Amalfi ex. Gemini S	2009	75,000	Panamax	$39,750	Aug- 13	Dec- 13
Avoca	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,816	Panamax	Spot	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,925	Panamax	$43,500	Jun-12	Aug-12
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,747	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Primera	1998	72,495	Panamax	$18,250*	Sep-11	Sep-11
Rapallo	2009	75,123	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	Spot	May-13	Jul-13
Sonoma	2001	74,786	Panamax	$19,300	Sept- 11	Nov- 11
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,035	Panamax	$16,750	May-11	Jul-11

Supramax:
Galveston ex. Pachino	2002	51,201	Supramax	Spot
Paros I	2003	51,201	Supramax	$27,135	Oct-11	May-12

	Year
	Built	DWT	Type
Newbuildings

Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax

Tanker fleet

Saga	2011	115,200	Aframax	Spot
Vilamoura	2011	158,300	Suezmax	Spot

Newbuildings
Alicante	2012	115,200	Aframax
Belmar	2011	115,200	Aframax
Calida	2011	115,200	Aframax
Daytona	2011	115,200	Aframax
Mareta	2012	115,200	Aframax
Blanca	2013	158,300	Suezmax
Bordeira	2013	158,300	Suezmax
Esperona	2013	158,300	Suezmax
Lipari	2012	158,300	Suezmax
Petalidi	2012	158,300	Suezmax

* Based on a synthetic time charter

Drybulk Carrier Segment Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010
Average number of vessels(1)	39.0	37.0	38.1	37.2
Total voyage days for vessels(2)	3,535	3,341	13,660	13,372
Total calendar days for vessels(3)	3,588	3,404	13,914	13,583
Fleet utilization(4)	98.5%	98.1%	98.2%	98.5%
Time charter equivalent(5)	31,683	31,929	30,425	32,184
Vessel operating expenses (daily)(6)	5,553	5,577	5,434	5,245

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010
Voyage revenues	119,332	113,521	444,385	457,804
Voyage expenses	(7,332)	(6,844)	(28,779)	(27,433)
Time charter equivalent revenues	112,000	106,677	415,606	430,371
Total voyage days for fleet	3,535	3,341	13,660	13,372
Time charter equivalent TCE	31,683	31,929	30,425	32,184

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010
	(As restated)		(As restated)

REVENUES:
Voyage revenues	$119,332	113,521	444,385	$457,804
Revenues from drilling contracts	77,100	102,301	375,449	401,941
	196,432	215,822	819,834	859,745

EXPENSES:
Voyage expenses	7,332	6,844	28,779	27,433
Vessel operating expenses	19,924	18,984	75,605	71,245
Drilling rigs operating expenses	25,589	33,015	126,282	119,369
Depreciation and amortization	50,127	46,883	196,309	190,911
Loss/ (gain) on sale of vessels	-	708	(2,045)	(9,435)
Loss on contract cancellations, net	32,773	-	244,189	-
Vessel impairment charge	1,578	5,568	1,578	5,568
General and administrative expenses	24,510	25,203	90,823	87,264

Operating income	34,599	78,617	58,314	367,390

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(16,222)	(3,900)	(75,725)	(45,959)
Gain/(loss) on interest rate swaps	2,171	26,884	23,160	(120,505)
Other, net	(8,006)	5,899	(6,692)	9,960
Income taxes	(2,938)	(5,640)	(12,797)	(20,436)
Total other income/(expenses), net	(24,995)	23,243	(72,054)	(176,940)

Net income/(loss)	9,604	101,860	(13,740)	190,450

Net income attributable to non-controlling interests	-	(2,123)	(7,178)	(2,123)

Net income/(loss) attributable to Dryships Inc.	$9,604	99,737	(20,918)	$188,327

Earnings/(loss) per common share, basic	$0.022	0.308	(0.136)	$0.642
Weighted average number of shares, basic	253,951,696	307,926,254	209,331,737	268,858,688
Earnings/(loss) per common share, diluted	$0.022	0.290	(0.136)	$0.617
Weighted average number of shares, diluted	253,951,696	344,493,418	209,331,737	305,425,852

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2009	December 31, 2010
	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$693,169	$391,530
Restricted cash	350,833	530,156
Trade accounts receivable, net	66,681	25,204
Other current assets	69,967	70,065
Total current assets	1,180,650	1,016,955

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,181,228	2,071,327
Vessels, net	2,058,329	1,917,966
Drilling rigs, machinery and equipment, net	1,329,641	1,249,333
Total fixed assets, net	4,569,198	5,238,626

OTHER NON CURRENT ASSETS:
Restricted cash	-	243,672
Other non-current assets	55,775	483,869
Total non current assets	55,775	727,541
Total assets	5,805,623	6,983,122

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	1,698,692	731,232
Other current liabilities	197,331	204,203
Total current liabilities	1,896,023	935,435

NON CURRENT LIABILITIES
Long-term debt, net of current portion	985,992	1,988,460
Other non-current liabilities	112,438	161,070
Total non current liabilities	1,098,430	2,149,530

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total Dryhsips Inc. stockholders’ equity	2,811,170	3,361,881
Non controlling interests	-	536,276
Total equity	2,811,170	3,898,157
Total liabilities and stockholders’ equity	$5,805,623	$6,983,122

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010

REVENUES:
Revenues from drilling contracts	$75,560	102,301	388,122	405,712

EXPENSES:
Drilling rigs operating expenses	27,332	33,015	133,256	119,369
Depreciation and amortization	19,296	17,831	75,348	75,092
Loss/ (gain) on sale of vessels	-	707	-	1,458
General and administrative expenses	4,408	5,211	17,955	19,443

Operating income	24,524	45,537	161,563	190,350

OTHER INCOME / (EXPENSES):
Interest income	2,146	3,122	6,259	12,464
Interest and finance costs	(3,590)	(2,415)	(46,120)	(8,418)
Gain/(loss) on interest rate swaps	3,129	12,478	4,826	(40,303)
Other, net	(567)	247	2,023	1,104
Income taxes	(2,938)	(5,640)	(12,797)	(20,436)
Total other income/(expenses), net	(1,820)	7,792	(45,809)	(55,589)

Net income/(loss)	$22,704	53,329	115,754	$134,761

Earnings/(loss) per common share, basic	$0.22	0.50	1,12	$1,30
Weighted average number of shares, basic	103,125,500	106,231,090	103,125,500	103,908,279
Earnings/(loss) per common share, diluted	$0.22	0.50	1,12	$1,30
Weighted average number of shares, diluted	103,125,500	106,231,090	103,125,500	103,908,279

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2009	December 31, 2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$234,195	$95,707
Restricted cash	220,690	464,638
Trade accounts receivable, net	65,486	24,286
Other current assets	38,187	39,220
Total current assets	558,558	623,851

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,178,392	1,888,490
Drilling rigs, machinery and equipment, net	1,317,607	1,249,333
Total fixed assets, net	2,495,999	3,137,823

OTHER NON CURRENT ASSETS:
Other non-current assets	55,428	582,024
Total non current assets	55,428	582,024
Total assets	3,109,985	4,343,698

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	537,668	560,561
Other current liabilities	144,619	107,357
Total current liabilities	682,287	667,918

NON CURRENT LIABILITIES
Long-term debt, net of current portion	662,362	696,986
Other non-current liabilities	64,219	97,712
Total non current liabilities	726,581	794,698

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	1,701,117	2,881,082
Total equity	1,701,117	2,881,082
Total liabilities and stockholders equity	$3,109,985	$4,343,698

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

Dryships Inc.

(Expressed in Thousands of U.S. Dollars)	Three Months Ended December 31, 2009	Three Months Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2010
	(As restated)		(As restated)

Net income/(loss) attributable to Dryships Inc.	9,604	99,737	(20,918)	188,327

Add: Net interest expense	16,222	3,900	75,725	45,959
Add: Depreciation and amortization	50,127	46,883	196,309	190,911
Add: Income taxes	2,938	5,640	12,797	20,436
Add: Loss/ (gain) on interest rate swaps	(2,171)	(26,884)	(23,160)	120,505

Adjusted EBITDA	76,720	129,276	240,753	566,138

Ocean Rig UDW Inc.

(Expressed in Thousands of U.S. Dollars)	Three Months Ended December 31, 2009	Three Months Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2010

Net income/(loss)	22,704	53,329	115,754	134,761

Add: Net interest expense	1,444	(707)	39,861	(4,046)
Add: Depreciation and amortization	16,427	17,831	75,348	75,092
Add: Income taxes	2,938	5,640	12,797	20,436
Add: Loss/ (gain) on interest rate swaps	(3,129)	(12,478)	(4,826)	40,303

Adjusted EBITDA	40,384	63,615	238,934	266,546

Conference Call and Webcast: Thursday March 31, 2011

As announced, the Company’s management team will host a conference call, on Thursday, March 31, 2011 at 8:00 AM Eastern Daylight Time to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until April 2, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW, Inc., DryShips owns and operates 6 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 4 ultra deepwater drillships, 2 of which will be delivered to the company during 2011. As of the day of this release, DryShips owns a fleet of 38 drybulk carriers (including newbuildings), comprising 7 Capesize, 29 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips Inc.’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk carrier, tanker vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling units or drybulk carrier or tanker vessels, failure of a buyer to accept delivery of a drilling unit or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil or petroleum products, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: March 31, 2011	By: /s/George Economou
George Economou Chief Executive Officer

Footnotes

1 Please see later in this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with United States generally accepted accounting principles, or U.S. GAAP.